Mark V. Roeder
Direct Dial: (650) 463-3043
mark.roeder@lw.com
September 28, 2006
Via EDGARLink Transmission
140 Scott Drive
Menlo Park, California 94025
Tel: (650) 328-4600 Fax: (650) 463-2600
www.lw.com

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File No. 030188-0008

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Mellanox Technologies, Ltd.
Registration Statement on Form S-1
Ladies and Gentlemen:
     On behalf of Mellanox Technologies, Ltd. (the “Registrant”), and for the purpose of registering shares of the Registrant’s Ordinary Shares, nominal value NIS 0.01 each, under the Securities Act of 1933, as amended (the “Act”), we are electronically transmitting herewith a Registration Statement on Form S-1, together with certain exhibits thereto. Signature pages and consents have been executed prior to the time of this electronic filing and will be retained by the Registrant for five years.
Payment of the Registration Fee
     In anticipation of this filing, the $9,229 registration fee was transferred to Mellon Bank in Pittsburgh, Pennsylvania, by federal wire transfer as required pursuant to Rule 13(c) of Regulation S-T.
Confidential Treatment Requests
     In this filing, you will note that certain exhibits will be filed pursuant to an application for confidential treatment pursuant to Rule 406 promulgated under the Act. The Registrant anticipates filing such applications for confidential treatment soon.
Consents of Experts
     The consent of PricewaterhouseCoopers LLP to the reference to such firm and the use of its report in the Registration Statement is contained in Exhibit 23.3 of the Registration Statement. The consent of Kesselman & Kesselman to the reference to such firm and the use of its report in the Registration Statement is contained in Exhibit 23.4 of the Registration Statement. At the request of PricewaterhouseCoopers LLP, we bring to your attention that Wayne Carnall, a partner of PricewaterhouseCoopers LLP, and Craig C. Olinger, Deputy Chief Accountant,

September 28, 2006

discussed a proposal that Kessleman & Kesslman sign the Registrant’s financial statements for the years end December 31, 2003 and 2004, and that Mr. Olinger agreed that this would be acceptable.
     The consent of Yigal Arnon & Co., Israeli counsel to the Registrant, to the use of its opinion with regard to the legality of the securities being registered and to the use of its name under the caption “Legal Matters” is contained in the opinion to be filed as Exhibit 5.1 to the Registration Statement. Such opinion will be included with a subsequent amendment to the Registration Statement.
     The consent of this firm, U.S. counsel to the Registrant, to the use of its opinion with regard to the legality of the securities being registered and to the use of its name under the caption “Legal Matters” is contained in the opinion to be filed as Exhibit 5.2 to the Registration Statement. Such opinion will be included with a subsequent amendment to the Registration Statement.
     Please do not hesitate to contact the undersigned at (650) 463-3043 or Kathleen Wells at (650) 463-2677 if you have any questions regarding the foregoing.

Very truly yours,
/s/ Mark V. Roeder

Mark V. Roeder of LATHAM & WATKINS LLP